2025
ANNUAL REPORT



BankFirst
CORPORATION

ABOUT BANK FIRST

Bank First Corporation is the holding company for Bank First, N.A., a relationship-based bank serving individuals, families, and businesses since 1894. Headquartered in Manitowoc, Wisconsin, Bank First has grown through a combination of organic expansion and strategic acquisitions.

Today, Bank First serves customers through 38 locations across Wisconsin and the Stateline region of Illinois, with approximately $6 billion in assets and 546 FTE team members. We remain focused on relationship-based banking, active community involvement, and delivering long-term value for our customers, shareholders, and employees.

38
LOCATIONS

OUR PROMISE

We are a **relationship**-based bank focused on providing **innovative** solutions that are **value** driven to the **communities** we serve.

OUR CULTURE

Bank First's culture fosters curiosity, creativity, and responsiveness, while embracing individual differences and upholding the highest ethical standards. We support and encourage employees to develop their careers. They are empowered with the tools to be successful and are held accountable for the results they deliver to our customers and shareholders. We maintain a strong credit culture as a foundation of sound asset quality.

$**6.07**
BILLION
IN ASSETS
as of 3/31/2026

OUR VISION

We will sustain our independence by remaining the top-performing provider of financial services. Our team will strive to create value for our customers and shareholders by forging strong relationships and offering personalized solutions.

546
TEAM
MEMBERS
(FTE)

NASDAQ: **BFC**

bankfirst.com

A MESSAGE FROM OUR CHAIRMAN/CEO AND PRESIDENT

Dear Shareholders,

At Bank First, our Promise guides everything we do.

We are a relationship-based bank focused on providing innovative solutions that are value driven to the communities we serve.

As we reflect on 2025, it is clear this was a year of meaningful transformation for our organization. The steps we took to expand our capabilities, enhance the customer experience, and invest in our team were all focused on strengthening our ability to deliver on our Promise.

This starts with our culture. At Bank First, we foster curiosity, creativity, and responsiveness. This foundation encourages our team to think differently, remain open to new ideas, and approach challenges with a solutions-based mindset. It also requires us to stay nimble and embrace change. Our team's ability to lean into that change, combined with a shared commitment to doing what is right for our customers, communities, and shareholders, is what allows us to achieve meaningful and lasting impact.

A YEAR OF TRANSFORMATION
2025 was one of the most transformational years in the history of Bank First.

Merger with Centre 1 Bancorp, Inc.
In July, we announced our merger with Centre 1 Bancorp, Inc., parent company of The First National Bank and Trust Company ("FNBT"), expanding our footprint into the Stateline region of southern Wisconsin and northern Illinois. This partnership represents an important step forward for our organization, marking our first expansion beyond the state of Wisconsin while bringing together two teams with a shared commitment to relationship-based banking.

From the start, it was clear that our partnership with FNBT was about more than geography. It was an opportunity to build on the strengths of both organizations and enhance our combined capabilities in ways that directly benefit our customers.



MIKE MOLEPSKE
Chairman and CEO



TIM MCFARLANE
President

One of the most meaningful additions is the introduction of our new Trust & Wealth Management division. For many years, we have taken pride in supporting our customers through life's most important moments, from opening their first account to purchasing a home, growing their family, building a business, and achieving financial independence. There has always been an opportunity to further support customers in the later stages of life, particularly as they begin to think about preserving wealth, managing assets, and planning for retirement. With the addition of FNBT's Trust & Wealth Management team, we can now serve our customers across their entire financial lifecycle. This is a natural extension of our Promise and an important step in deepening the relationships we have built over generations.

In addition, we strengthened an essential area of our organization through the addition of the FNBT fraud team. As fraud continues to evolve, it is imperative that we stay ahead of emerging risks. This team brings many years of experience and a well-established infrastructure, allowing us to more effectively identify fraud patterns, respond quickly, and support our customers through resolution. The addition of this team enhances our ability to protect our customers and reinforces the trust they place in us.

During the merger conversion process, we took a thoughtful and intentional approach to strengthening our Treasury Management function. As we evaluated the Stateline team, one of the things that stood out was the strong sales and customer support culture they had built around Treasury Management. We saw an opportunity to build on that foundation and elevate the function across the broader organization, enhancing our ability to support customers in managing their operations, improving cash flow, and growing their businesses. This also reinforces one of the most important aspects of our model, which is building and maintaining strong core deposit relationships. These relationships provide a stable source of funding that allows us to support our customers and the communities we serve while maintaining a healthy net interest margin. Protecting and growing these relationships remains critical to our long-term success.

Transforming the Customer Experience
While our merger with FNBT expanded our capabilities, our investments in technology redefined how our customers experience Bank First daily.

In 2025, we completed one of the most significant advancements in our history with the implementation of our new digital banking platform. This change impacted every customer who interacts with Bank First digitally and represents a major step forward in how we deliver innovative, value-driven solutions. The platform delivers a consistent experience across online and mobile channels and consolidates multiple systems into a single interface, replacing legacy applications with one unified solution.

We also implemented a new account opening platform that allows customers to begin and complete the account opening process through their preferred channel, whether that is in the branch, online, or through a mobile device. This creates a more seamless and flexible experience, giving customers greater control over how and when they engage with us.

In addition, we introduced an AI-powered chatbot on our website, providing customers with another way to interact with Bank First on their time and in an alternative format.

These investments reflect a broader shift in how customers define great service. Increasingly, customers value the ability to do things themselves, on their own time, while still having access to knowledgeable and friendly support when needed. Our goal is to meet those expectations while maintaining the personal relationships that define who we are.

Investing in Our Facilities and Communities
Our commitment to the communities we serve is reflected not only in the relationships we build, but also in the investments we make.

In 2025, we completed the redevelopment of our Denmark office, replacing the former building with a new, state-of-the-art facility designed to better serve both our customers and employees. This space reflects our commitment to sustainability, innovation, and the Village of Denmark, incorporating energy efficient materials and design elements that celebrate the local community.

We also completed the renovation of our Clintonville office, enhancing the layout, functionality, and overall experience for both our customers and our team.

Looking ahead, we are making meaningful investments across our footprint. In our new Stateline region, we are building new offices in Walworth and Delavan that will serve as flagship locations and support our long-term growth in those markets. In Monroe, we are planning a new office at our existing site that will bring our downtown and remote drive-thru teams together in one location.

In addition, we are advancing several projects that began in 2025 and are nearing completion, including our Wautoma office and updates to our corporate headquarters in Manitowoc. We are also finalizing plans for further investments in Pardeeville and Poynette. These projects are designed to create spaces that are welcoming for our customers, supportive for our employees, and reflective of the communities we serve.

What This Means for Our Customers, Employees, Shareholders, and Communities
While 2025 was a year of meaningful transformation, what matters most is how these investments enhance the customer experience, empower our employees, and create long-term value for our shareholders.

For our customers, it means a more complete and seamless banking experience. We can now serve customers across every stage of life, with the addition of wealth management capabilities that allow us to support them from

"This past year marked one of the most transformational periods in Bank First's history. Every investment we made was focused on strengthening our ability to deliver on our Promise to our customers, communities, employees, and shareholders."

~ Mike Molepske

their first account through retirement and beyond. As a result of our technology investments, customers now benefit from expanded self-service capabilities, enhanced security features, and improved access to information. These enhancements also position us to continue evolving our digital capabilities by providing flexibility to integrate new tools, expand functionality, and bring new solutions to life more efficiently.

For our employees, it means an evolution in how they serve our customers. As in-branch transaction volumes continue to decline across the banking industry, we see this as an opportunity to enhance the role of our frontline team by making it more dynamic and relationship focused. We are equipping our employees with better tools, expanded authority, and access to information that allows them to serve customers more effectively, while also investing in training, skills development, and clear career progression opportunities that support their long-term growth.

This expanded authority enables decisions to be made closer to the customer, allowing our frontline teams to respond more quickly, remove barriers, and deliver a better overall experience. Through improved tools and AI-driven support, employees can access information in real time, allowing them to provide accurate, timely, and more confident solutions during every customer interaction.

For our shareholders, our focus is on continuing to build a strong, relationship-based model that supports long-term success while creating shareholder value. A key part of this strategy is the continued growth of core deposit relationships, supported by the addition of the Treasury Management sales team from FNBT.

Our commitment to our Promise is reflected in the strength of our deposit base. At December 31, 2025, noninterest-bearing demand deposits comprised 27.1% of total deposits, nearly all of which remain core deposits, a level that continues to outperform the industry average. In addition, over the past five years, we have garnered the primary checking account in 85% of our mortgage originations, demonstrating our team's ability to build meaningful relationships with our customers. These relationships are foundational to our model and contribute to strong, consistent financial performance.

Our focus on operating efficiently across all areas of the bank is also a key driver of our performance. For us, efficiency is not about doing more with fewer people. It is about refining processes, investing in technology, designing facilities and workspaces that enhance collaboration, and equipping our team with the tools and resources they need to respond effectively to customer needs. By reducing the time required to gather information, complete account opening, and navigate internal processes, our employees can spend more time building relationships and delivering value.

This disciplined approach has translated into strong and consistent returns over time. Earlier this year, our team had the opportunity to meet with investors and share the Bank First story, and our long-term performance continues to be a highlight of those conversations. Over the past decade, we have delivered steady growth and strong returns for our shareholders. As illustrated on page 7, a $100 investment in Bank First ten years ago would have grown to $560.54, compared to $171.95 with the S&P Regional Banking ETF and $165.76 with the Russell 2000.

Our ability to combine relationship-based banking with operational discipline allows us to generate consistent earnings over time. By staying focused on our core values, we can perform at a high level, which in turn allows us to reinvest in the areas that matter most. This includes delivering strong returns and dividends for our shareholders, investing in our employees, enhancing the experience for our customers, and continuing to give back to the communities we serve. Together, these investments support sustainable, long-term value creation for our shareholders.

Our Markets and Economic Environment

Across the markets we serve, we continue to see resilience. Our customers, both individuals and businesses, remain in a solid position. While families and businesses may feel pressure from rising costs, their overall financial health remains solid, particularly relative to other areas of the country.

At the same time, our markets face longer-term challenges. An aging workforce and slowing population growth continue to impact communities across Wisconsin and the Midwest. In many cases, increased productivity has offset these trends, masking the underlying issue.

We believe these trends reinforce the importance of investing in the communities we serve and the role community banks play in supporting local economies. Addressing these challenges requires a shared commitment among local municipalities, businesses, and community organizations to attract families and locally owned businesses to our markets, creating opportunities for long-term growth.

> *"Our investments in technology are shaped by our customers and the way they define great service. Our goal is to meet those expectations while maintaining the personal relationships that define who we are."*
>
> *~ Tim McFarlane*

As a community bank, we take in local deposits and reinvest those funds back into the community through loans that support homeownership, business growth, and economic development. As families and businesses succeed, they in turn give back to their communities, creating a cycle of growth that strengthens the local economy over time. This model is most effective in the markets we serve. As such, we remain focused on small to mid-size communities where we can make a meaningful difference. We believe this is where community banking has the greatest impact and where our relationship-based approach allows us to best support our customers and communities.

Looking Ahead

As we move forward, we are focused on building on the momentum from this past year and continuing to deliver on our Promise.

In 2025, we expanded our capabilities, strengthened our team, and made meaningful investments in our technology and facilities. At the same time, progress for Bank First is not about changing who we are. It is about becoming a little better at what we do each day. By focusing on the details and continuing to make incremental improvements, we position ourselves for long-term success.

Our financial performance in 2025 reflects the strength of our model and the consistency of our approach, and we remain confident in our ability to continue delivering for our customers, employees, communities, and shareholders.

Thank you for your continued trust and support.

Mike Molepske, Chairman and CEO

Tim McFarlane, President

BOARD OF DIRECTORS

MARY-KAY BOURBULAS
Co-Owner, Founder and Manager of Handen Distillery
Lead Independent Director of Bank First Corporation

ERIN DAVIS
Chief Executive Officer of Quality Roasting, Inc.

STEVEN ELDRED
Retired Chairman and Chief Executive Officer of Centre 1 Bancorp, Inc.

ROBERT GREGORSKI
Founder and Principal of Gregorski Development, LLC

STEPHEN JOHNSON
Retired Market President and Community Reinvestment Act Officer of Bank First

PHILLIP MAPLES
Partner at the law firm of DeWitt, LLP

DANIEL "SKIP" MCCONEGHY
Vice President, Chief Accounting and Tax Officer of Johnson Controls

TIMOTHY MCFARLANE
President of Bank First

MICHAEL MOLEPSKE
Chief Executive Officer and Chairman of the Board of Bank First

TODD SPRANG
Certified Public Accountant, Retired Principal of CliftonLarsonAllen LLP

MICHAEL STAYER-SUPRICK
Retired Chief Executive Officer of Johnsonville Holdings

PETER VAN SISTINE
Executive Sales Director of Finovifi

SENIOR MANAGEMENT

KELLY DVORAK
Chief Legal Counsel

MEGHANN KASPER
Chief Credit Officer

JASON KREPLINE
Executive Vice President, Chief Lending Officer

MARK LEACH
Chief Wealth Management Officer

KEVIN LEMAHIEU
Executive Vice President, Chief Financial Officer

MATTHEW LONGMEYER
Chief Information Officer

BRENDAN MARSTON
Chief Operations Officer

TIMOTHY MCFARLANE
President

MICHAEL MOLEPSKE
Chief Executive Officer

SHAROL SCHROEDER
Senior Vice President, Human Resources

SCOTT TUMA
Vice President, Enterprise Risk Management

DEBRA WEYKER
Senior Vice President, Marketing

NET PROMOTER SCORE

In 2025, we earned a Net Promoter Score (NPS) of 78, a level that significantly exceeds financial services industry benchmarks and reflects exceptional customer loyalty. This result places us well above peer institutions and underscores the strength of our relationship-based banking model and personalized service philosophy.

More than a score, NPS provides meaningful insight directly from our customers. We actively review and analyze feedback to better understand what we are doing well and where we can improve. These insights guide enhancements across our organization, from frontline service to digital tools and product offerings, ensuring we continue to meet evolving customer needs while delivering consistent, high-quality experiences.

78
NET PROMOTER
SCORE

STOCK PERFORMANCE (TOTAL RETURN)

This graph compares the yearly percentage change in cumulative shareholder return on Bank First stock with the cumulative total return of the Russell 2000 Index and the Nasdaq Bank Index for the last ten fiscal years (assuming a $100 investment on December 31, 2015 and reinvestment of all dividends).



Value of $100 invested on December 31, 2015 (10-year)

The above performance graph and related information are neither "soliciting material" nor "filed" with the SEC, nor shall such information be incorporated by reference into any future filings under the Securities Act or the Exchange Act, except to the extent the Company specifically incorporates it by reference into such filing.

Condensed Consolidated Balance Sheet
(In thousands, except per share data)

	As of December 31,	
	2025	**2024**
Cash and cash equivalents	$243,207	$261,332
Securities	268,148	333,817
Loans, net	3,560,277	3,473,017
Goodwill and other intangibles	191,306	196,309
All other assets	243,157	230,585
Total assets	**$4,506,095**	**$4,495,060**
Deposits	$3,695,787	$3,661,073
Wholesale funding	121,966	147,372
Other liabilities	44,506	46,932
Total liabilities	3,862,259	3,855,377
Stockholders' equity	643,836	639,683
Total liabilities and stockholders' equity	**$4,506,095**	**$4,495,060**
Book value per share	$65.47	$63.89
Tangible book value per share	$46.01	$44.28

Condensed Consolidated Statements of Income

(In thousands, except per share data)

	For the year ended December 31,	
	2025	**2024**
Net interest income	$151,658	$137,800
Provision for credit losses	1,250	(800)
Net interest income after provision	150,408	138,600
Noninterest income	22,220	19,680
Noninterest expense	84,458	78,767
Income before income tax expense	88,170	79,513
Income tax expense	16,674	13,950
Net income	**$71,496**	**$65,563**
Earnings per common share	$7.23	$6.50
Return on average assets	1.62%	1.56%
Return on average tangible common equity	16.34%	15.59%

RECOGNITION FOR EXCELLENCE



Bank First's strong performance, disciplined growth strategy, and commitment to relationship-based community banking were recognized through multiple national, regional, and industry honors in 2025 and early 2026. These recognitions reflect the Company's financial strength, customer experience, workplace culture, and support of small businesses across the markets it serves.

FORBES – AMERICA'S BEST BANKS (2025)

In 2025, Bank First was ranked #4 nationally on Forbes' annual list of America's Best Banks, placing the company among the top-performing banks in the country. The ranking evaluated the 200 largest publicly traded U.S. banks and thrifts, with only the top 100 institutions earning recognition. Using independent data from S&P Global Market Intelligence, Forbes assessed banks on key measures of growth, credit quality, and profitability. The list is comprised primarily of strong community and regional banks from across the United States and excludes bank subsidiaries and institutions headquartered outside the country.

FORBES – AMERICA'S BEST-IN-STATE BANKS (2025)

Bank First was named to Forbes' America's Best-In-State Banks 2025 list, a recognition based on customer feedback and trust at the state level. Developed in partnership with Statista, this ranking is driven by surveys of approximately 26,000 U.S. consumers and extensive analysis of online reviews. Banks are evaluated on key experience-focused factors, including customer trust, service quality, digital tools, financial advice, and fee transparency. The Best-In-State distinction highlights banks that deliver strong, consistent customer experiences within their local markets.

S&P GLOBAL MARKET INTELLIGENCE – TOP U.S. COMMUNITY BANKS

Bank First earned national recognition from S&P Global Market Intelligence for 2025 performance results, ranking among the top community banks in the country within the $3–$10 billion asset category and achieving the #1 ranking in Wisconsin.

RAYMOND JAMES – COMMUNITY BANKERS CUP

Bank First received the Raymond James Community Bankers Cup, ranking among the top 10% of community banks nationwide and #1 in Wisconsin, based on profitability, efficiency, and overall financial stability.

GIVING BACK TO OUR COMMUNITY

Our employees play an active role in the communities we serve, contributing their time, talents, and leadership to local organizations and causes. In 2025, Bank First employees volunteered over **8,670** hours in our communities. Through volunteer efforts, community involvement, and ongoing support of civic and nonprofit initiatives, employees across our footprint help strengthen the places where we live and work.




VILLAGE OF
PINECREST
MANITOWOC CTY, WISC
FOUNDED '69



8,670

VOLUNTEER HOURS


COSTCO

We are a relationship-based bank focused on providing innovative solutions that are value driven to the communities we serve.



38
LOCATIONS
SERVING OUR
CUSTOMERS

Shawano

Clintonville

Iola

Waupaca

Appleton

Wautoma

Oshkosh

Howard

Bellevue

Denmark

Mishicot

Reedsville

Two Rivers

Valders

Manitowoc

Kiel

Sturgeon Bay

Tomah

Fond du Lac

Sheboygan

Plymouth

Poynette

Pardeeville

Cedarburg

Watertown

Cambridge

Janesville

Clinton

Darien

Monroe

Beloit

Delavan

Walworth

Rockton

Roscoe

Winnebago

ANNUAL SHAREHOLDER MEETING

Monday, June 15, 2026
4:00 p.m. Central Time
Franciscan Center, 6751 Calumet Avenue, Manitowoc, WI 54220

INDEPENDENT AUDITOR

Forvis Mazars, LLP
910 E. St. Louis Street, Suite 200, Springfield, MO 65806

TRANSFER AGENT

COMPUTERSHARE
Shareholder Services: (800) 736-3001
Investor Center Portal: www.computershare.com/investor
Email Inquiries: web.queries@computershare.com

First Class/Registered/Certified Mail
Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078

Courier Services
Computershare Investor Services
150 Royall Street, Suite 101
Canton, MA 02021

SHAREHOLDER SERVICES CONTACT INFORMATION

Bank First Corporation
402 North Eighth Street
P.O. Box 10
Manitowoc, WI 54221-0010
Phone: 920-652-3360
Email: shareholderservices@bankfirst.com

Lori Sisel, Shareholder Services Officer
Phone: 920-863-1028
Email: lsisel@bankfirst.com

Kelly Dvorak, Chief Legal Counsel
Phone: 920-652-3244
Email: kdvorak@bankfirst.com